UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934
For the month of                     May                                                              , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	May 11, 2009	By	/s/ Heri Supriadi

(Signature)

Heri Supriadi VP Investor Relations/ Corporate Secretary

PRESS RELEASE
No. TEL.60/PR000/COM-10/2009
TELKOM TODAY SIMULTANEOUSLY FILED ITS ANNUAL REPORT 2008 AND ITS FIRST QUARTER UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS 2009
Jakarta, May 11, 2009 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) filed its Annual Report 2008 (which include the audited consolidated financial statement for year 2008) and its un-audited consolidated first quarter 2009 financial statements to BAPEPAM (Capital Market Supervisory Agency) and the Stock Exchanges, as well as its Annual Report on Form 20-F to the United States Securities and Exchange Commission.
TELKOM’s President Director, Rinaldi Firmansyah stated that: “During Q1 2009, we maintained a good operational performance as we did in 2008, whereas ADSL (Speedy)’s subscribers increased by 144.8% from 292 thousand in Q1/2008 to 716 thousand subscribers (excluding those education and trial phase) in Q1/2009. Fixed wireless’ subscribers increased by 99.4% from 6.7 million subscribers to 13.4 million, while cellular’s subscribers increased by 40.5% as compared Q1/2008 from 51.3 million subscribers to 72.1 million subscribers.”
Rinaldi Firmansyah added: “However, our financial results were affected by the decrease in tariffs and loss of foreign exchange compared to the same period last year. It is still premature to judge all external factors impacting TELKOM’s performance in Q1 2009”
Complete Copies of both balance sheets and income statements for the audited full year 2008 and first quarter 2009 are attached to this Press Release. For complete version of all the documents above, please visit www.telkom-indonesia.com.
HERI SUPRIADI
Acting Vice President Investor Relations/Corporate Secretary
For further information, please contact:
Investor Relations/ Corporate Secretary
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel: 62-21-5215109
Fax: 62-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) is the biggest full service and network provider in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunication services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,45	10,140,791	6,889,945	632,105
Temporary investments	2c,2f,45	159,504	267,044	24,499
Trade receivables	2c,2g,6,38,45
Related parties — net of allowance for doubtful accounts of Rp.69,521 million in 2007 and Rp.81,196 million in 2008		449,085	544,974	49,998
Third parties — net of allowance for doubtful accounts of Rp.1,030,935 million in 2007 and Rp.1,122,709 million in 2008		2,912,403	2,964,795	272,000
Other receivables — net of allowance for doubtful accounts of Rp.10,982 million in 2007 and Rp.9,194 million in 2008	2c,2g,45	150,508	108,874	9,988
Inventories — net of allowance for obsolescence of Rp.54,701 million in 2007 and Rp.64,849 million in 2008	2h,7,38	211,441	511,950	46,968
Prepaid expenses	2c,2i,8,45	1,407,410	1,875,773	172,089
Claims for tax refund	39,55	408,011	569,954	52,289
Prepaid taxes	39,55	60,222	805,594	73,908
Other current assets	2c,9,45	78,720	83,407	7,652

Total Current Assets		15,978,095	14,622,310	1,341,496

NON-CURRENT ASSETS
Long-term investments — net	2f,10	113,990	169,253	15,528
Property, plant and equipment — net of accumulated depreciation of Rp.54,005,834 million in 2007 and	2k,2l,4,11,
Rp.61,917,333 million in 2008	19,20,23,55	60,075,808	70,589,590	6,476,109
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.502,563 million in 2007 and Rp.249,707 million in 2008	2m,12,35,48	705,091	476,654	43,730
Prepaid pension benefit cost	2i,2r,42	398	97	9
Advances and other non-current assets	2c,2k,2o,13,
	29,45,50	1,408,764	2,159,688	198,137
Goodwill and other intangible assets — net of accumulated amortization of Rp.5,080,694 million in 2007 and Rp.6,324,335 million in 2008	2d,2j,4,14,38,55	3,775,212	3,187,808	292,459
Escrow accounts	2c,15,45	1,402	50,850	4,665

Total Non-current Assets		66,080,665	76,633,940	7,030,637

TOTAL ASSETS		82,058,760	91,256,250	8,372,133

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,16,45
Related parties		942,912	1,376,146	126,252
Third parties		5,962,022	10,793,238	990,205
Other payables		16,679	11,959	1,097
Taxes payable	2s,39	3,052,149	739,688	67,861
Accrued expenses	2c,17,36,42,45	2,741,076	4,093,632	375,563
Unearned income	2q,18	2,413,952	2,742,123	251,571
Advances from customers and suppliers		141,361	141,132	12,948
Short-term bank loans	2c,19,45	573,669	46,000	4,220
Current maturities of long-term liabilities	2c,2l,20,45	4,830,809	7,054,233	647,177

Total Current Liabilities		20,674,629	26,998,151	2,476,894

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,39	3,034,100	2,904,873	266,502
Unearned income on Revenue-Sharing Arrangements	2m,12,48	503,385	299,324	27,461
Accrued long service awards	2c,2r,43,45	74,520	102,633	9,416
Accrued post-retirement health care benefits	2c,2r,44,45	2,768,923	2,570,720	235,846
Accrued pension and other post- retirement benefits costs	2c,2r,42,45	1,354,543	1,141,798	104,752
Long-term liabilities — net of current maturities
Obligations under finance leases	2l,11,20	201,994	337,780	30,989
Two-step loans — related party	2c,20,21,45	3,727,884	3,949,431	362,333
Bank loans	2c,20,23,45	4,165,168	7,495,144	687,628
Deferred consideration for business combinations	20,24	2,500,273	1,458,545	133,811

Total Non-current Liabilities		18,330,790	20,260,248	1,858,738

MINORITY INTEREST	25	9,304,762	9,683,780	888,420

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	462,385
Additional paid-in capital	2u,27	1,073,333	1,073,333	98,471
Treasury stock — 244,740,500 shares in 2007 and 490,574,500 shares in 2008	2u,28	(2,176,611)	(4,264,073)	(391,199)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	270,000	360,000	33,028
Difference due to change of equity in associated companies	2f	385,595	385,595	35,376
Unrealized holding (loss) gain from available-for-sale securities	2f	11,237	(19,066)	(1,749)
Translation adjustment	2f	230,017	238,319	21,864
Retained earnings
Appropriated		6,700,879	10,557,985	968,623
Unappropriated		22,214,129	20,941,978	1,921,282

Total Stockholders’ Equity		33,748,579	34,314,071	3,148,081

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		82,058,760	91,256,250	8,372,133

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2006	2007	2008
	Notes	Rp.	Rp.	Rp.	US$
OPERATING REVENUES
Telephone	2q,30
Fixed lines		10,979,033	11,001,211	9,730,257	892,684
Cellular		20,622,647	22,638,065	25,332,028	2,324,039
Interconnection	2c,2q,31,45
Revenues		11,793,805	12,705,911	12,054,314	1,105,900
Expenses		(3,112,344)	(3,054,604)	(3,263,560)	(299,409)

Net		8,681,461	9,651,307	8,790,754	806,491
Data, internet and information technology services	2q,33	9,065,187	14,684,135	14,712,758	1,349,794
Joint Operation Schemes	2n,32,47	489,414	—	—	—
Network	2c,2q,34,45	718,738	707,374	1,079,475	99,034
Revenue-Sharing Arrangements	2m,12,35,48	415,477	427,978	326,052	29,913
Other telecommunications services	2q	322,051	329,941	718,460	65,914

Total Operating Revenues		51,294,008	59,440,011	60,689,784	5,567,869

OPERATING EXPENSES
Depreciation	2k,2l,2m,11,12,13,55	9,094,187	9,440,476	11,069,575	1,015,557
Personnel	2c,2r,17,36,42,43,44,45	8,513,765	8,494,890	9,116,634	836,388
Operations, maintenance and telecommunication services	2c,2q,37,45	7,495,728	9,590,596	12,217,685	1,120,889
General and administrative	2g,2h,2q,6,7,14,38,55	3,355,583	3,672,194	3,628,686	332,907
Marketing	2q	1,241,504	1,769,147	2,349,729	215,571

Total Operating Expenses		29,700,767	32,967,303	38,382,309	3,521,312

OPERATING INCOME		21,593,241	26,472,708	22,307,475	2,046,557

OTHER (EXPENSES) INCOME
Interest income	2c,45	654,984	518,663	671,834	61,636
Equity in net income (loss) of associated companies	2f,10	(6,619)	6,637	20,471	1,878
Interest expense	2c,45	(1,286,354)	(1,436,165)	(1,581,818)	(145,121)
(Loss) gain on foreign exchange — net	2p	836,328	(294,774)	(1,613,759)	(148,051)
Others — net		202,025	328,584	508,605	46,661

Other (expenses) income — net		400,364	(877,055)	(1,994,667)	(182,997)

INCOME BEFORE TAX		21,993,605	25,595,653	20,312,808	1,863,560

TAX (EXPENSE) BENEFIT	2s,39
Current		(7,097,202)	(7,233,874)	(5,823,558)	(534,271)
Deferred		57,275	(693,949)	183,863	16,868

		(7,039,927)	(7,927,823)	(5,639,695)	(517,403)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		14,953,678	17,667,830	14,673,113	1,346,157

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — Net	25	(3,948,101)	(4,810,812)	(4,053,643)	(371,894)

NET INCOME		11,005,577	12,857,018	10,619,470	974,263

BASIC EARNINGS PER SHARE	2w,40
Net income per share		547.15	644.08	537.73	0.05
Net income per ADS (40 Series B shares per ADS)		21,886.00	25,763.20	21,509.20	2.00
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
MARCH 31, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008	2009
	Notes	Rp.	Rp.	US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,43	9,830,473	6,509,704	563,367
Temporary investments	2c,2f,43	186,708	287,558	24,886
Trade receivables	2c,2g,6,36,43
Related parties — net of allowance for doubtful accounts of Rp.130,703 million in 2008 and Rp.114,447 million in 2009		399,786	770,121	66,648
Third parties — net of allowance for doubtful accounts of Rp.1,161,958 million in 2008 and Rp.1,174,383 million in 2009		2,658,133	3,003,901	259,965
Other receivables — net of allowance for doubtful accounts of Rp.10,719 million in 2008 and Rp.7,734 million in 2009	2c,2g,43	122,953	102,809	8,897
Inventories — net of allowance for obsolescence of Rp.56,868 million in 2008 and Rp.68,111 million in 2009	2h,7,36	253,898	493,683	42,725
Prepaid expenses	2c,2i,8,43	1,226,795	2,087,031	180,617
Claims for tax refund	37, 52	408,011	222,954	19,295
Prepaid taxes	37, 52	71,366	803,700	69,554
Other current assets	2c,9,43	75,686	43,201	3,739

Total Current Assets		15,233,809	14,324,662	1,239,693

NON-CURRENT ASSETS
Long-term investments — net	2f,10	140,261	170,184	14,728
Property, plant and equipment — net of accumulated depreciation of Rp.56,472,320 million in 2008 and Rp.64,853,338 million in 2009	2k,2l,4,11, 19,20,22,52	60,392,109	71,165,921	6,158,885
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.524,688 million in 2008 and Rp.272,514 million in 2009	2m,12,33,45	664,787	453,847	39,277
Prepaid pension benefit cost	2i,2r,40	557	176	15
Advances and other non-current assets	2c,2k,2o,13, 28,43,47	1,624,082	2,260,788	195,655
Goodwill and other intangible assets — net of accumulated amortization of Rp.5,389,667 million in 2008 and Rp.6,641,019 million in 2009	2d,2j,4, 14,36,52	3,743,962	2,873,087	248,644
Escrow accounts	2c,15,43	1,285	44,105	3,817

Total Non-current Assets		66,567,043	76,968,108	6,661,021

TOTAL ASSETS		81,800,852	91,292,770	7,900,714

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

1

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
MARCH 31, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008	2009
	Notes	Rp.	Rp.	US$
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,16,43
Related parties		577,569	1,238,113	107,150
Third parties		4,845,103	8,954,257	774,925
Other payables		50,509	23,168	2,005
Taxes payable	2s,37	1,554,280	1,163,836	100,721
Accrued expenses	2c,17,34,43	3,069,501	3,383,731	292,837
Unearned income	2q,18	2,477,559	2,794,029	241,803
Advances from customers and suppliers		174,824	711,724	61,594
Short-term bank loans	2c,19,43	215,814	42,612	3,688
Current maturities of long-term liabilities	2c,2l,20,43	4,567,427	6,980,674	604,126

Total Current Liabilities		17,532,586	25,292,144	2,188,849

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,37	3,023,781	2,898,126	250,811
Unearned income on Revenue-Sharing Arrangements	2m,12,45	443,013	267,392	23,141
Accrued long service awards	2c,2r,41,43	76,806	108,722	9,409
Accrued post-retirement health care benefits	2c,2r,42,43	2,894,582	2,553,531	220,989
Accrued pension and other post-retirement benefits costs	2c,2r,40,43	1,324,308	1,057,509	91,520
Long-term liabilities — net of current maturities
Obligations under finance leases	2l,11,20	209,515	292,772	25,337
Two-step loans — related party	2c,20,21,43	3,688,710	3,874,738	335,330
Bank loans	2c,20,22,43	3,830,987	6,393,675	553,325
Deferred consideration for business combinations	20,23	2,117,166	1,179,701	102,095

Total Non-current Liabilities		17,608,868	18,626,166	1,611,957

MINORITY INTEREST	24	10,556,996	10,581,091	915,715

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

2

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
MARCH 31, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008	2009
	Notes	Rp.	Rp.	US$
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,25	5,040,000	5,040,000	436,175
Additional paid-in capital	2u,26	1,073,333	1,073,333	92,889
Treasury stock — 337,293,000 shares in 2008 and 490,574,500 shares in 2009	2u,27	(3,030,368)	(4,264,114)	(369,028)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,28	270,000	360,000	31,155
Difference due to change of equity in associated companies	2f	385,595	385,595	33,370
Unrealized holding gain from available-for-sale securities	2f	12,586	1,653	143
Translation adjustment	2f	228,914	239,055	20,688
Retained earnings
Appropriated		6,700,879	10,557,985	913,716
Unappropriated		25,421,463	23,399,862	2,025,085

Total Stockholders’ Equity		36,102,402	36,793,369	3,184,193

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		81,800,852	91,292,770	7,900,714

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

3

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
THREE MONTHS PERIOD ENDED MARCH 31, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2008	2009
	Notes	Rp.	Rp.	US$
OPERATING REVENUES
Telephone	2q,29
Fixed lines		2,540,438	2,116,593	183,176
Cellular		5,966,083	6,517,451	564,037

Interconnection	2c,2q,30,43
Revenues		3,041,324	2,659,347	230,147
Expenses		(781,585)	(743,834)	(64,373)

Net		2,259,739	1,915,513	165,774
Data, internet and information technology services	2q,31	3,944,676	3,715,768	321,572
Network	2c,2q,32,43	218,807	263,470	22,801
Revenue-Sharing Arrangements	2m,12,33,45	97,936	43,773	3,788
Other telecommunications services	2q	3,924	129,610	11,217

Total Operating Revenues		15,031,603	14,702,178	1,272,365

OPERATING EXPENSES
Depreciation	2k,2l,2m, 11,12,13,52	2,500,577	2,964,718	256,574
Personnel	2c,2r,17,34, 40,41,42,43	2,246,902	1,904,766	164,843
Operations, maintenance and telecommunication services	2c,2q,35,43	2,506,173	3,288,635	284,607
General and administrative	2g,2h,2q,6, 7,14,36,52	858,482	841,257	72,805
Marketing	2q	376,981	414,604	35,881

Total Operating Expenses		8,489,115	9,413,980	814,710

OPERATING INCOME		6,542,488	5,288,198	457,655

OTHER (EXPENSES) INCOME
Interest income	2c,43	174,205	138,451	11,982
Equity in net income (loss) of associated companies	2f,10	(874)	931	81
Interest expense	2c,43	(263,146)	(517,388)	(44,776)
Loss on foreign exchange — net	2p	(45,655)	(211,718)	(18,323)
Others — net	52	102,916	56,371	4,878

Other expenses — net		(32,554)	(533,353)	(46,158)

INCOME BEFORE TAX		6,509,934	4,754,845	411,497

TAX (EXPENSE) BENEFIT	2s,37
Current		(2,058,376)	(1,405,610)	(121,645)
Deferred		5,363	6,747	584

		(2,053,013)	(1,398,863)	(121,061)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		4,456,921	3,355,982	290,436

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — net	24	(1,249,587)	(898,098)	(77,724)

NET INCOME		3,207,334	2,457,884	212,712

BASIC EARNINGS PER SHARE	2w,38
Net income per share		161.50	124.46	0.01
Net income per ADS (40 Series B shares per ADS)		6,460.00	4,978.40	0.40
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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